Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-133735

November 29, 2007

PepsiCo, Inc.

$1,000,000,000 4.65% Senior Notes Due February 15, 2013

Issuer:	PepsiCo, Inc.

Title of Securities:	4.65% Senior Notes Due 2013

Ratings:	Aa2 (Stable) by Moody’s Investors Service, Inc and A+ (Stable) by Standard & Poor’s Rating Services

Trade Date:	November 29, 2007

Settlement Date (T+3):	December 4, 2007

Maturity Date:	February 15, 2013

Aggregate Principal Amount Offered:	$1,000,000,000

Price to Public (Issue Price):	99.908%

Proceeds to PepsiCo (Before Expenses):	$995,580,000

Benchmark Treasury:	3.875% Treasury Notes due October 31, 2012

Benchmark Treasury Yield:	3.387%

Spread to Treasury:	128 bps

Re-offer Yield:	4.667%

Coupon:	4.650%

Interest Payment Dates:	Semi-annually on each February 15 and August 15, commencing on August 15, 2008

Minimum Denomination:	$2,000 and integral multiples of $1,000

Daycount Fraction:	30 / 360

CUSIP/ISIN:	713448 BG2/US713448BG25

Joint Bookrunners:	Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC

Co-Managers:	Banc of America Securities LLC, Banco Bilbao Vizcaya Argentaria, S.A., Citigroup Global Markets Inc., The Williams Capital Group, L.P.

An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s and Standard & Poor’s. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649 (institutional investors) or 1-800-584-6837 (retail investors), Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408, or UBS Securities LLC toll-free at 1-888-722-9555, ext. 337-1088.

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